Exhibit 1.2

AMENDMENT NO. 1 TO UNDERWRITING AGREEMENT

THIS AMENDMENT NO. 1 (this “Amendment”) to that certain Underwriting Agreement, dated January 19, 2021 (the “Underwriting Agreement”), by and between Document Security Systems, Inc., a New York corporation (the “Company”), and Aegis Capital Corp. (the “Representative”), as representative of the several underwriters named on Schedule 1 thereto, is entered into effective as of January 19, 2021. Capitalized terms contained herein and not specifically defined in this Amendment shall have the respective meanings ascribed to them in the Underwriting Agreement.

WHEREAS, the parties desire to amend the Underwriting Agreement to amend the date of delivery and payment of the Firm Shares and to amend the terms of the general expenses related to the Offering.

NOW, THEREFORE, for and in consideration of the premises and agreements hereinafter set forth, and pursuant to Section 9.5 of the Underwriting Agreement, the Company and the Representative hereby agree to amend the Underwriting Agreement as follows:

1. Section 1.1.2(i) of the Underwriting Agreement is hereby amended by deleting the existing section in its entirety and replacing it with the following:

(i) Delivery and payment for the Firm Shares shall be made at 10:00 a.m., Eastern time, on the second (2nd) (or if the Firm Shares are priced, as contemplated by Rule 15c6-1(c) under the Exchange Act, after 4:30 p.m., Eastern time, the third (3rd)) Business Day following the date of this Agreement or at such earlier time as shall be agreed upon by the Representative and the Company, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 (“Representative Counsel”), or at such other place (or remotely by facsimile or other electronic transmission) as shall be agreed upon by the Representative and the Company. The hour and date of delivery and payment for the Firm Shares is called the “Closing Date.”

2. Section 3.7.1 of the Underwriting Agreement is hereby amended by replacing “$75,000” in clause (m) with “$24,000.”

3. The Company and the Representative acknowledge and agree that the execution by them of this Amendment shall be without prejudice to any contractual, legal or equitable rights of, respectively, the Company and the Representative and their respective officers, directors, employees and control persons, and all of such rights are expressly reserved.

4. Except as expressly amended by this Amendment, the Underwriting Agreement remains in full force and effect, and any and all other contingent compensation that may become due to the Underwriters shall remain due and payable pursuant to the terms of the Underwriting Agreement.

5. This Amendment may be signed in counterparts, which may be delivered by facsimile or other electronic transmission (which delivery shall not affect the validity of such counterparts).

6. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

[signature page follows]

DOCUMENT SECURITY SYSTEMS, INC.

Accepted by the Representative, on behalf of itself and as Representative of the several Underwriters

AEGIS CAPITAL CORP.

By:
Name:
Title:

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